Exhibit 99.1

North America’s Railroad

NEWS RELEASE

CN Appoints Michel Letellier to its Board of Directors

Quebec-Based Independent Director with Extensive North American Business Experience and record of Sustainability Leadership Demonstrates Board’s Ongoing Commitment to CN’s
Leadership in Corporate Governance and ESG

MONTREAL, September 8, 2022 — CN (TSX: CNR) (NYSE: CNI) announced today that, after a rigorous search process, Michel Letellier has been appointed to the Board of Directors of CN. Mr. Letellier will join the Board on October 1, 2022.

Mr. Letellier, 58, is the President and Chief Executive Officer of Montreal headquartered Innergex Renewable Energy Inc., one of the largest Canadian independent renewable power producers with operations in Canada, the United States, France and Chile. Mr. Letellier has extensive North American business experience and he has been a driving force in the renewable energy industry with Innergex since 1997 and as President and Chief Executive Officer since 2007.  Previously, Mr. Letellier was responsible for the development and operation of hydroelectric projects for Boralex Inc. Mr. Letellier is an experienced director having served on public and private boards since 2012.

Mr. Letellier leads by example on sustainability. As CEO of Innergex he has implemented a business model that balances people, the environment, and prosperity. His integrated approach has created partnerships enabling communities to own up to 50% of the renewable energy infrastructure installed by that company. His leadership in sustainability earned Innergex a place on Corporate Knights’ 2021 Best 50 Corporate Citizens ranking. His experience will be a valuable asset to CN’s Board as the Company continues to advance its sustainability leadership.

“Michel is an accomplished Montreal based business leader whose extensive business and strategic experience, sustainability leadership and record of entrepreneurship , combined with financial acumen and a track record of business accomplishments, make him an exceptional addition to CN’s Board. We look forward to his contributions to the Board’s deliberations as CN continues to play its essential role in the North American economy and to deliver strong and sustainable value.”
 - Shauneen Bruder, Chair of CN’s Board of Directors.

Mr. Letellier holds a Bachelor of Commerce (Finance) degree Université du Québec à Montreal (1986) and a Master of Business Administration degree from Université de Sherbrooke (1988).

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
438-455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca